FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  August


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





                                  BG Group plc

              Purchase of Shares by Employee Share Scheme Trustee

BG Group plc received notification on 29 July 2005 that Mourant & Co Trustees Limited, as Trustee of the BG Group Long Term Incentive Scheme (the 'LTIS'), has purchased 550,000 of the Company's Ordinary Shares of 10p each on 28 July 2005 at a price of 470.4441p per share for the benefit of participants in the LTIS.

The following Executive Directors of the Company and other senior executives identified by the Company as being persons discharging managerial responsibilities (within the meaning of section 96B(1) of the Financial Services and Markets Act 2000) (PDMRs) are beneficiaries under the terms of the Trust Deed of the LTIS, as with other employees, and therefore are deemed to have a potential beneficial interest in the shares acquired:

Executive Directors

Ashley Almanza
Frank Chapman
William Friedrich

PDMRs

Charles Bland
Jorn Berget
Mark Carne
Peter Duffy
Stuart Fysh
Martin Houston
Peter Hughes
Ben Mathews
Dave Roberts
Rick Waddell



BG Group plc
1 August 2005

website www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 1 August 2005                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary